UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45782N108

(CUSIP Number)

Christopher Bulger
Vitruvian Partners LLP
105 Wigmore Street
London W1U 1QY
+44 (0) 20 7518 2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 23, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,744,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
The percentage set forth in row (13) is based on (i) 23,029,492 outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc. (the “Company”) on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,744,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,972,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.25% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,429,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,744,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,744,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON EVAN DAVIS, AS TRUSTEE OF THE LANDGAME TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,744,447
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,744,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
The percentage set forth in row (13) is based on 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

Introductory Statement
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 6”), with Evan Davis as an additional reporting person, amends the Schedule 13D filed on January 3, 2017,  as amended by Amendment No. 1 to the Original Schedule 13D filed June 30, 2017, Amendment No. 2 to the Original Schedule 13D filed January 5, 2018, Amendment No. 3 to the Original Schedule 13D filed January 24, 2018, Amendment No. 4 to the Original Schedule 13D filed February 12, 2019, and Amendment No. 5 to the Original Schedule 13D filed March 25, 2019 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 6 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 6 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 6.

Item 2. Identity and Background.
Item 2 is hereby amended and supplemented as follows:
(a) This statement is filed by:
(i) Landgame S.à r.l., a Luxembourg société à responsabilité limitée (“Landgame”);
(ii) Vitruvian I Luxembourg S.à r.l., a Luxembourg société à responsabilité limitée (“Vitruvian Luxembourg”) and sole shareholder of Landgame;
(iii) VIP I Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of certain English limited partnerships, including VIP I A and VIP I B (each defined below) (collectively, the “Funds”), and sole shareholder of Vitruvian Luxembourg;
(iv) VIP I A L.P., an England and Wales limited partnership (“VIP I A”);
(v) VIP I B L.P., an England and Wales limited partnership (“VIP I B”);
(vi) Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”), general partner of each of the Funds, including VIP I A and VIP I B, and sole shareholder of VIP Nominees; and
(vii) Evan Davis, as trustee (the “Trustee”) of the Landgame Trust, a grantor trust formed under the laws of the Commonwealth of Pennsylvania (the “Landgame Trust”) pursuant to that certain Trust Agreement, dated December 23, 2020 by and between Landgame and Mr. Davis, as trustee (the “Trust Agreement”).  Pursuant to the terms of the Trust Agreement, the Trustee has voting power over the corpus of the Landgame Trust.
Landgame, Vitruvian Luxembourg, VIP Nominees, VIP I A, VIP I B, Vitruvian Partners and Mr. Davis are hereinafter sometimes collectively referred to as the “Reporting Persons.”
(b) Mr. Davis’s address is 15 East Levering Mill Road, Bala Cynwyd, PA 19004.
(c) Mr. Davis is an attorney and consultant.
(d), During the last five years, Mr. Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Davis is a citizen of the United States of America.  The Landgame Trust is a grantor trust formed under the laws of the Commonwealth of Pennsylvania.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by adding thereto the following:
On December 23, 2020, Landgame entered into the Trust Agreement with the Trustee, which, among other things, provided for the creation of the Landgame Trust and the transfer, for no consideration, of all shares of Common Stock of the Company then held by Landgame to the Landgame Trust.  The Landgame Trust and the Trustee did not use any funds to acquire the shares of Common Stock.
Item 4. Purpose of Transaction.
Item 4 is hereby supplemented by adding thereto the following:
On December 23, 2020, Landgame entered into the Trust Agreement with the Trustee which, among other things, provided for the creation of the Landgame Trust and the transfer, for no consideration, of all shares of Common Stock of the Company held by Landgame to the Landgame Trust.  The Landgame Trust was created to allow for the consideration of a gaming application of a subsidiary of the Company and the orderly and timely divestiture of the shares of Common Stock held by Landgame.  In connection with the Trust Agreement, Landgame and the Company entered into that certain Termination Agreement pursuant to which Landgame renounced any and all rights and interests it may directly or indirectly have under or pursuant to that certain Stockholders Agreement, dated as of December 23, 2016 (the “Stockholders Agreement”), by and among the Company, Hydra Industries Sponsor LLC, MIHI LLC, Landgame and the other Vendors party thereto (including its right to designate individuals to the board of directors of the Company), and its obligations thereunder were terminated.  In connection with the foregoing, the Landgame designee to the board of directors of the Company, M. Alexander Hoye, resigned from the board of directors.
In addition, pursuant to the Trust Agreement, the Trustee entered into a Voting Agreement with the Company pursuant to which the Trustee has agreed to vote the shares of Common Stock transferred to the Landgame Trust, or to authorize a proxy or proxies to vote such shares, in proportion to the votes of all  other stockholders of the Company represented in person or by proxy at each annual or special meeting of the stockholders of the Company, with respect to such matter (i.e., mirror voting).  In determining the vote of such other stockholders, abstentions or “broker non-votes” with respect to any matter shall not be deemed to have been voted with respect to such matter.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and supplemented as follows:
(a) As of the date of this Amendment No. 6, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 23,029,492 outstanding shares of Common Stock on November 10, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.
(b) None of the Reporting Persons has sole power to dispose or direct the disposition of the shares of Common Stock reported herein.  Mr. Davis, as trustee of the Landgame Trust, has the sole power to vote the shares of Common Stock reported herein.

(c) The information contained in Item 4 of this Amendment is incorporated herein by reference.
(d) The information contained in Item 6 of this Amendment is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented by adding thereto the following:
Trust Agreement
Landgame is party to that certain Trust Agreement, dated December 23, 2020, with the Trustee, which formed the Landgame Trust, a grantor trust under the laws of the Commonwealth of Pennsylvania.  Pursuant to the Trust Agreement, the Trustee has the duty to, among other things, dispose of the shares of Common Stock transferred to the Landgame Trust, in accordance with all applicable securities laws, rules and regulations, within twelve months of the effective date (the later of (i) the date on which the shares of Common Stock have been transferred to the Landgame Trust and (ii) the date on which the Trustee and the Landgame Trust are licensed by the Pennsylvania Gaming Control Board) in accordance with the provisions of the Trust Agreement, provided that Landgame has the right during the first six months after the effective date to direct the Trustee to dispose of all or any portion of such shares of Common Stock to any person(s) who satisfies all applicable requirements of the Pennsylvania gaming laws, to the extent required thereby.  After all of the shares of Common Stock are disposed, Landgame will be entitled to receive any and all proceeds received on account thereof (net of all expenses incurred) up to its cost basis in such shares and any profit will be disbursed to the Company. Vitruvian Partners joined the Trust Agreement solely to the extent provided therein.
The Trust Agreement is filed with this Schedule 13D as Exhibit 1 hereto and is incorporated herein by reference in its entirety.

Termination Agreement
Landgame is party to that certain Termination Agreement, dated as of December 23, 2020, with the Company pursuant to which Landgame renounced any and all rights and interests it may directly or indirectly have under or pursuant to the Stockholders Agreement (including its right to designate individuals to the board of directors of the Company) and its obligations thereunder were terminated.
The Termination Agreement is filed with this Schedule 13D as Exhibit 2 hereto and is incorporated herein by reference in its entirety. The foregoing description is qualified by reference to the text of the Termination Agreement.
Voting Agreement
The Trustee is party to that certain Voting Agreement, dated December 23, 2020, with the Company, pursuant to which the Trustee has agreed to vote the shares of Common Stock transferred to the Landgame Trust, or to authorize a proxy or proxies to vote such shares, in proportion to the votes of the other stockholders of the Company represented in person or by proxy at each annual or special meeting of the stockholders of the Company.

The Voting Agreement is filed with this Schedule 13D as Exhibit 3 hereto and is incorporated herein by reference in its entirety. The foregoing description is qualified by reference to the text of the Voting Agreement.
Amended and Restated Joint Filing Agreement
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an Amended and Restated Joint Filing Agreement with respect to the joint filing of this Amendment No. 6 on Schedule 13D, and any amendment or amendments hereto.
Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.
Item 7. Material to be filed as Exhibits.
Item 7 is hereby amended and supplemented by adding thereto the following:
Exhibit No. Description
1	Trust Agreement, dated December 23, 2020, by and between Landgame S.à r.l. and Evan Davis (as trustee), and joined by Vitruvian Partners LLP solely to the extent provided therein
2
Termination Agreement, dated as of December 23, 2020, by and between Landgame S.à r.l. and Inspired Entertainment, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2020)

3
Voting Agreement, dated December 23, 2020, by and between Inspired Entertainment, Inc. and Evan Davis (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2020)

4	Amended and Restated Joint Filing Agreement, dated as of December 23, 2020, by and among the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2020	Landgame S.à r.l.

	By:	/s/ Gael Sausy
	Name:	Gael Sausy
	Title:	B Manager and Authorized Signatory

Vitruvian I Luxembourg S.à r.l.

	By:	/s/ Gael Sausy
	Name:	Gael Sausy
	Title:	B Manager and Authorized Signatory

VIP I Nominees Limited
By: Vitruvian Partners LLP, its director

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP I A L.P.
By: Vitruvian Partners LLP, its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP I B L.P.
By: Vitruvian Partners LLP, its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

Vitruvian Partners LLP

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

/s/ Evan Davis
Evan Davis, as trustee of the Landgame Trust